UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐Form 11-K ☐ Form 10-Q ☐Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lighting Science Group Corporation
Full Name of Registrant

Former Name if Applicable

1350 Division Road, Suite 204
Address of Principal Executive Office (Street and Number)

West Warwick, RI 02893
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lighting Science Group Corporation (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) in a timely manner without unreasonable effort and expense. The Company’s delay in filing the Form 10-K relates to increased demands on the Company’s financial and legal personnel and the diversion of significant Company resources, including the attention of management, to a recent substantial business transaction. As described in the Current Report on Form 8-K filed by the Company on March 24, 2017, the Company and its newly formed subsidiary, LSG MLS JV Holdings, Inc., entered into an operating agreement with MLS Co., Ltd. (“MLS”) on March 20, 2017 (the “Operating Agreement”). Subject to satisfaction of various closing conditions, the Operating Agreement will govern the operations of a joint venture between the Company and MLS (the “Joint Venture”) for the purpose of carrying out the manufacturing, marketing, sale and distribution of private label LED lighting products and services to retail and commercial customers in North America and South America (the “Business”). The Joint Venture is an integral part of the Company’s long-term strategy and, as such, a substantial amount of Company resources have been diverted to the development and negotiation of the Joint Venture transaction and, following the execution of the Operating Agreement on March 20, 2017, to the Company’s efforts to transition the Business to the Joint Venture in anticipation of closing. Further, given that the Operating Agreement was executed shortly before the filing deadline for the Form 10-K, the Company has not had sufficient time to evaluate the potential impact of the Joint Venture on the Company’s financial statements and the extent to which additional disclosures relating to the Joint Venture and the Company’s liquidity and capital resources are required in the Form 10-K. The foregoing circumstances have had a direct impact on the Company’s ability to timely file its Form 10-K. The Company currently anticipates that it will file the Form 10-K on or before April 17, 2017.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Denis M. Murphy	(401)	535-4014
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $20.2 million for the year ended December 31, 2016, as compared to a net loss of $27.1 million for the year ended December 31, 2015. The Company anticipates that the following items, among others, contributed to the year-over-year decrease in net loss:

●	$27.1 million decrease in revenue, or 33.9% year-over-year, primarily due to a $25.5 million decrease in sales to The Home Depot, Inc.;

●	$22.1 million decrease in costs of goods sold, or 32.3% year-over-year, primarily due to the decrease in sales;

●	decreases in operating expenses; and

●	a decrease in the fair value of liabilities under derivative contracts.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements regarding the Company’s ability to file its Annual Report on Form 10-K within the extension period and its anticipated financial results for the year ended December 31, 2016, which are preliminary and subject to adjustment following completion of annual audit procedures. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from those included herein. The risks include, but are not limited to, unexpected delays that the Company may experience in connection with the preparation of the Form 10-K and changes arising during the annual audit procedures.

Lighting Science Group Corporation

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2017	By:	/s/ Denis M. Murphy
		Name:	Denis M. Murphy
		Title:	Executive Vice President and Chief Financial Officer